UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                              SCHEDULE 13E-3/A
                               (Rule 13e-100)


                      RULE 13e-3 TRANSACTION STATEMENT
     (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                               Amendment No. 1


                      Community Investors Bancorp, Inc.
---------------------------------------------------------------------------
                            (Name of the Issuer)

                      Community Investors Bancorp, Inc.
---------------------------------------------------------------------------
                    (Name of Person(s) Filing Statement)

                   Common Stock, par value $.01 per share
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 203719 10 9
---------------------------------------------------------------------------
                    (CUSIP Number of Class of Securities)

                              Phillip W. Gerber
                    President and Chief Executive Officer
                      Community Investors Bancorp, Inc.
                          119 South Sandusky Avenue
                             Bucyrus, Ohio 44820
                               (419) 562-7055
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     (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of Person(s) Filing Statement)

                               With Copies To:
                           John P. Soukenik, Esq.
                            Eric M. Marion, Esq.
                    Elias, Matz, Tiernan & Herrick L.L.P.
                                 12th Floor
                            734 15th Street, N.W.
                           Washington, D.C.  20005
                               (202) 347-0300

This statement is filed in connection with (check the appropriate box):

[X]   a.    The filing of solicitation materials or an information
            statement subject to Regulation 14A, Regulation 14C or Rule
            13e-3(c) under the Securities Exchange Act of 1934.

[ ]   b.    The filing of a registration statement under the Securities Act of 1933.

[ ]   c.    A tender offer.

[ ]   d.    None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

      Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


                          Calculation of Filing Fee


       Transaction valuation*                  Amount of filing fee**
---------------------------------------------------------------------------
              $602,280                                 $70.89

* Calculated solely for purposes of determining the filing fee. This amount consists of the estimated $602,280 of cash to be paid in lieu of issuing fractional common shares to holders of less than one common share after the proposed reverse stock split, assuming the acquisition of approximately 40,152 common shares for $15.00 per share in cash.
**    Previously Paid.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                       $70.89
                        ---------------------------------------------------

Form or Registration No.:         Schedule 13E-3 (File No. 5-48114)
                          -------------------------------------------------

Filing Party:               Community Investors Bancorp, Inc.
              -------------------------------------------------------------

Date Filed:                          June 9, 2005
            ---------------------------------------------------------------

                              TABLE OF CONTENTS

                                                                       Page
                                                                       ----

Introduction                                                             1
Item 1.   Summary Term Sheet                                             1
Item 2.   Subject Company Information.                                   1
Item 3.   Identity and Background of Filing Person.                      2
Item 4.   Terms of the Transaction.                                      2
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.      3
Item 6.   Purposes of the Transaction and Plans or Proposals.            3
Item 7.   Purposes, Alternatives, Reasons and Effects.                   4
Item 8.   Fairness of the Transaction.                                   4
Item 9.   Reports, Opinions, Appraisals and Certain Negotiations.        5
Item 10.  Source and Amounts of Funds or Other Consideration.            5
Item 11.  Interest in Securities of the Subject Company.                 5
Item 12.  The Solicitation or Recommendation.                            6
Item 13.  Financial Information.                                         6
Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.       7
Item 15.  Additional Information.                                        7
Item 16.  Exhibits.                                                      7

Signature

                                Introduction


      This Amendment No. 1 to Rule 13E-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") is being filed by Community Investors Bancorp, Inc., an Ohio corporation ("CIBI"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 promulgated thereunder. CIBI is proposing that its shareholders, at a Special Meeting of the Shareholders of CIBI (the "Special Meeting"), approve and adopt amendments to CIBI's Articles of Incorporation, whereby
(a) CIBI would effect a 1-for-300 reverse stock split of the Common Shares (as such term is defined below) in which shareholders will receive one whole Common Share for each lot of 300 Common Shares held immediately prior to the reverse split and any Common Shares held by a shareholder of CIBI who holds less than 300 shares before the reverse stock split will be converted into a right to receive cash in the amount of $15.00 for each pre-split Common Share and (b) immediately following the reverse stock split CIBI would effect a 300-for-1 forward stock split of the Common Shares remaining outstanding after the reverse stock split. Items (a) and
(b) will be considered one proposal (the "Stock Splits").

      This Amendment No. 1 to Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with the filing of Amendment No. 1 a preliminary proxy statement, including exhibits, filed by CIBI pursuant to Rule 14A under the Exchange Act (the "Proxy Statement"), which will notify the holders of Common Shares of the Special Meeting at which they will be asked to approve the Stock Splits, and to transact any other business properly brought before the Special Meeting. The Proxy Statement is incorporated by reference to CIBI's Schedule 14A filed with the SEC on July 15, 2005.


      The information contained in the Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to amendment and completion. This Schedule 13E-3 will be amended to reflect such amendment or completion of the Proxy Statement.

Item 1.  Summary Term Sheet.

      The information set forth in the section of the Proxy Statement entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.  Subject Company Information.

      (a)  Name and Address.  The name of the subject company is Community
Investors Bancorp, Inc.   CIBI is an Ohio corporation with its principal
place of business located at 119 South Sandusky Avenue, Bucyrus, Ohio 446820. CIBI's telephone number is (419) 562-7055.

      (b) Securities. The subject class of equity securities is CIBI's common shares, par value $.01 per share (the "Common Shares"). There were 1,054,717 Common Shares outstanding on June 6, 2005.

      (c) Trading Market and Price. The information set forth in the section of the Proxy Statement entitled "Information about CIBI - Market Price and Dividend Information" is incorporated herein by reference.

      (d) Dividends. The information set forth in the section of the Proxy Statement entitled "Information about CIBI - Market Price and Dividend Information" is incorporated herein by reference.

      (e) Prior Public Offerings. CIBI has not made any underwritten public offering of the Common Shares during the past three years.

      (f) Prior Stock Purchases. The information set forth in the section of the Proxy Statement entitled "Information about CIBI - Common Share Repurchase Information" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

      (a) Name and Address. The information set forth in the section of the Proxy Statement entitled "Information about CIBI - Management of CIBI" and Item 2 "Subject Company Information - Name and Address" of this
Schedule 13E-3 is incorporated herein by reference.

      (b)  Business and Background of Entities.  Not applicable.

      (c) Business and Background of Natural Persons. The information set forth in the section of the Proxy Statement entitled "Information About CIBI - Management of CIBI" is incorporated herein by reference.

Item 4.  Terms of the Transaction.

      (a) Material Terms. The information set forth in the sections of the Proxy Statement entitled "Summary Term Sheet," "Special Factors - Purpose of and Reasons for the Stock Splits," "Special Factors - Effects of the Stock Splits," "Meeting and Voting Information - Quorum and Required Vote," "Stock Splits Proposal - Summary and Structure," "Stock Splits Proposal - Material Federal Income Tax Consequences" and "Financial Information" is incorporated herein by reference.

      (c) Different Terms. The information set forth in the sections of the Proxy Statement entitled "Special Factors - Effects of the Stock Splits," "Stock Splits Proposal - Summary and Structure," and "Information About CIBI - Interest of Certain Persons in Matters to be Acted Upon" is incorporated herein by reference.

      (d) Appraisal Rights. The information set forth in the section of the Proxy Statement entitled "Stock Splits Proposal - Unavailability of Appraisal or Dissenters' Rights" is incorporated herein by reference.

      (e) Provisions for Unaffiliated Security Holders. CIBI has not made any provision to grant its unaffiliated security holders access to the corporate files of CIBI or to obtain counsel or appraisal services for such unaffiliated security holders at the expense of CIBI.

      (f) Eligibility for Listing or Trading. The information set forth in the section of the Proxy Statement entitled "Special Factors - Effects of the Stock Splits" is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

      (a)  Transactions.  None.

      (b)  Significant Corporate Events.  None.

      (c)  Negotiations or Contacts.  None.

      (e)  Agreements Involving the Subject Company's Securities.  None.

Item 6.  Purposes of the Transaction and Plans or Proposals.

      (b) Use of Securities Acquired. The Common Shares acquired in connection with the Stock Splits will be cancelled.

      (c)  Plans.

            (1)   None.

            (2)   None.

            (3)   None.

            (4)   None.

            (5)   None.

            (6) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of and Reasons for the Stock Splits" and "Special Factors - Effects of the Stock Splits" is incorporated herein by reference.

            (7) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of and Reasons for the Stock Splits," and "Special Factors - Effects of the Stock Splits" is incorporated herein by reference.

            (8) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of and Reasons for the Stock Splits," and "Special Factors - Effects of the Stock Splits" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

      (a) Purposes. The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of and Reasons for the Stock Splits" and "Stock Splits Proposal - Background of the Stock Splits" is incorporated herein by reference.

      (b) Alternatives. The information set forth in the section of the Proxy Statement entitled "Special Factors - Alternatives to the Stock Splits" is incorporated herein by reference.

      (c) Reasons. The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of and Reasons for the Stock Splits" and "Stock Splits Proposal - Background of the Stock Splits" is incorporated herein by reference.

      (d) Effects. The information set forth in the sections of the Proxy Statement entitled "Special Factors - Effects of the Stock Splits," "Special Factors - Fairness of the Stock Splits," "Special Factors - Disadvantages of the Stock Splits," "Stock Splits Proposal - Potential Disadvantages of the Stock Splits to Shareholders," "Stock Splits Proposal
- Material Federal Income Tax Consequences" and "Financial Information" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

      (a) Fairness. The information set forth in the sections of the Proxy Statement entitled "Special Factors - Fairness of the Stock Splits," "Opinion of Keller & Company" and "Stock Splits Proposal - Recommendation of the Board" is incorporated herein by reference.

      (b) Factors Considered in Determining Fairness. The information set forth in the sections of the Proxy Statement entitled "Special Factors - Fairness of the Stock Splits," "Opinion of Keller & Company" and "Stock Splits Proposal - Recommendation of the Board," is incorporated herein by reference.

      (c) Approval of Security Holders. The information set forth in the section of the Proxy Statement entitled "Special Factors - Fairness of the Stock Splits" is incorporated herein by reference.

      (d) Unaffiliated Representative. The information set forth in the section of the Proxy Statement entitled "Special Factors - Fairness of the Stock Splits" is incorporated herein by reference.

      (e) Approval of Directors. The information set forth in the sections of the Proxy Statement entitled "Stock Splits Proposal -
Recommendation of the Board" and "Special Factors - Fairness of the Stock Splits" is incorporated herein by reference.

      (f)  Other Offers.  None.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

      (a) Report, Opinion or Appraisal. The information set forth in the sections of the Proxy Statement entitled "Special Factors - Fairness of the Stock Splits" and "Opinion of Keller & Company" is incorporated herein by reference.

      (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the sections of the Proxy Statement entitled "Summary Term Sheet - Fairness of the Stock Splits," "Opinion of Keller & Company" and "Stock Splits Proposal - Background of the Stock Splits" is incorporated herein by reference.

      (c) Availability of Documents. The full text of the fairness opinion of Keller & Company, Inc. dated May 16, 2005, attached to the Proxy Statement as Exhibit A, is incorporated herein by reference. Such fairness opinion is also available for inspection and copying at CIBI's principal executive offices located at 119 South Sandusky Avenue, Bucyrus, Ohio 44820 during CIBI's regular business hours by any interested shareholder of CIBI or representative of such holder who has been so designated in writing.

Item 10.  Source and Amounts of Funds or Other Consideration.

      (a) Source of Funds. The information set forth in the section of the Proxy Statement entitled "Meeting and Voting Information - Solicitation and Costs" is incorporated herein by reference.

      (b)  Conditions.  Not applicable.

      (c) Expenses. The information set forth in the section of the Proxy Statement entitled "Meeting and Voting Information - Solicitation and Costs" is incorporated herein by reference.

      (d)  Borrowed Funds.  Not applicable.

Item 11.  Interest in Securities of the Subject Company.

      (a) Securities Ownership. The information set forth in the section of the Proxy Statement entitled "Information About CIBI - Interest of Certain Persons in Matters to be Acted Upon" is incorporated herein by reference.

      (b) Securities Transactions. The information set forth in the section of the Proxy Statement entitled "Information About CIBI - Interest of Certain Persons in Matters to be Acted Upon" is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation.

      (d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the sections of the Proxy Statement entitled "Special Factors - Fairness of the Stock Splits," "Meeting and Voting Information - Quorum and Required Vote" and "Stock Splits Proposal - Recommendation of the Board" and is incorporated herein by reference.

      (e) Recommendations of Others. The information set forth in the sections of the Proxy Statement entitled "Stock Splits Proposal -
Recommendation of the Board" and "Special Factors - Fairness of the Stock Splits" is incorporated herein by reference.

Item 13.  Financial Information.

      (a)  Financial Information.

            (1)   The information and financial statements set forth under
                  Part II, Item 7, entitled "Financial Statements" of CIBI's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004, are incorporated herein by reference. The information and financial statements set forth in the section of the Proxy Statement entitled "Financial Information" is incorporated by reference.

            (2)   The information and financial statements set forth under
                  Part I, Item 1, entitled "Financial Statements" of CIBI's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005, are incorporated herein by reference.
                  The information and financial statements set forth in the section of the Proxy Statement entitled "Financial Information" is incorporated by reference.

            (3)   Not applicable.

            (4) The information set forth in the section of the Proxy Statement entitled "Financial Information" is incorporated herein by reference.

      (b) Pro Forma Information. The information set forth in the section of the Proxy Statement entitled "Financial Information - Pro Forma Financial Information" is incorporated herein by reference.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

      (a) Solicitations or Recommendations. The information set forth in the section of the Proxy Statement entitled "Meeting and Voting Information
- Solicitation and Costs" is incorporated herein by reference.

      (b) Employees and Corporate Assets. The information set forth in the section of the Proxy Statement entitled "Meeting and Voting Information
- Solicitation and Costs" is incorporated herein by reference.

Item 15. Additional Information. All of the information set forth in the Proxy Statement and each Exhibit attached thereto is incorporated herein by reference.

Item 16.  Exhibits.

      (a)   (i)   Preliminary Proxy Statement and Form of Proxy for the
                  Special Meeting of Shareholders of Community Investors
                  Bancorp, Inc.*

            (ii) Form of Reverse Stock Split Amendment to the Articles of Incorporation of Community Investors Bancorp, Inc.*

            (iii) Form of Forward Stock Split Amendment to the Articles of
                  Incorporation of Community Investors Bancorp, Inc.*

      (b)  Not applicable.


      (c)   (i)   Fairness Opinion of Keller & Company, Inc.*

            (ii)  Memorandum of Keller & Company, Inc., dated as of May 10,
                  2005.


      (d)  Not applicable.

      (f)  Not applicable.

      (g)  Not applicable.


--------------------
* Incorporated by reference to CIBI's Proxy Statement on Schedule 14A, as amended, filed with the Securities and Exchange Commission on July 15, 2005 (File No. 000-25470).

                                  SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 15, 2005



                                       COMMUNITY INVESTORS BANCORP, INC.


                                       By: /s/ Phillip W. Gerber
                                           --------------------------------
                                       Name: Phillip W. Gerber
                                       Title: President and Chief Executive
                                               Officer

                                EXHIBIT INDEX

Exhibit
-------

(a)(i) Preliminary Proxy Statement and Form of Proxy for the Special Meeting of Shareholders of Community Investors Bancorp, Inc.*

(a)(ii) Form of Reverse Stock Split Amendment to the Articles of Incorporation of Community Investors Bancorp, Inc.*

(a)(iii) Form of Forward Stock Split Amendment to the Articles of Incorporation of Community Investors Bancorp, Inc.*


(c)(i)      Fairness Opinion of Keller & Company, Inc.*

(c)(ii)     Memorandum of Keller & Company, Inc., dated as of May 10, 2005.


--------------------
* Incorporated by reference to CIBI's Proxy Statement on Schedule 14A, as amended, filed with the Securities and Exchange Commission on July 15, 2005 (File No. 000-25470).